U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                    Form 10SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                               Virtualmoney, Inc.
                 (Name of Small Business Issuer in its charter)



         Minnesota                                        41-1961048
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


15300 37th Avenue North, Suite A-310
Plymouth, Minnesota                                            55446
(Address of principal executive office)                        (Zip Code)

Issuer's telephone number (763) 383-1438


           Securities to be registered under Section 12(g) of the Act:

                                  Common Shares



                                 Charles Clayton
                                  527 Marquette
                          Minneapolis, Minnesota 55402
                                 (612) 338-3738
                               (Agent for Service)

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ITEM 1. DESCRIPTION OF BUSINESS

         The technology is now available to substantially protect consumers, businesses and governments from the destructive effects of inflation and deflation. This can be achieved through the use of real financial instruments, which are defined in real (or constant) monetary units and real rates of interest. The introduction of real financial instruments into a nominal monetary system is a challenging task. Simply stated, most people do not think in terms of real monetary units and real rates of interest. As such, we need to create a conceptual bridge, which will allow participants in the marketplace to see the benefits of using real financial instruments in traditional, nominal monetary terms. This will ultimately require sophisticated financial software, which will track real financial instruments in multiple monetary phases.

         The use of real financial instruments, represents the introduction of a real monetary system; which will compete with our current nominal monetary system. While this competition is expected to be vigorous and challenging, management believes that the final outcome is predictable. If properly introduced, then real financial instruments will outperform nominal financial instruments over time. This will lead to a conversion in the marketplace, from the current use of nominal financial instruments, to the widespread use of real financial instruments. This represents nothing less than a paradigm shift from our current nominal monetary paradigm to the coming real monetary paradigm. The financial opportunities arising from this paradigm shift will be substantial. The problem is where to begin?

           The use of real financial instruments is based upon the simple truth; that everyone is better off, when we define our financial transactions in real monetary units. Initially, these real monetary units, represented by an abstract financial formula; can be converted to nominal monetary units for actual payment. This suggests the need for a private currency unit, which will begin to simplify the process of using real financial instruments -- by eliminating the constant need for monetary conversions. The issuance of such a private currency must meet certain requirements, including: (a) it must be readily convertible back to the nominal currency unit without any substantial penalty or discount,
(b) it must maintain a constant level of purchasing power over time and (c) it must be backed by assets that are themselves self-adjusting for inflation and deflation.

         Virtualmoney, Inc. (d/b/a Virtualmoney.com) was incorporated on January 10, 2000 for the expressed purpose of issuing a private currency that is asset-backed and self-adjusting for inflation and deflation. This private currency will be issued in monetary units of Millennium Dollars(TM), as defined below. The introduction, distribution and circulation of this monetary unit, and the resulting private currency, constitute the business of the Company.


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         A.       The Monetary Product(s):

         The issuing of the private currency involves three distinct phases, including (1) the introduction of the monetary unit, (2) the issuance of promise(s)-to-pay defined in the monetary unit and finally (3) the issuance of the private currency as an asset-backed real monetary equivalent. It is expected that the monetary unit, the promise(s)-to-pay and the private currency will all find concurrent uses in the marketplace.

Phase I:   The Monetary Unit

         The Millennium Dollar(TM) (1.00 MR$) will be defined as equaling the purchasing power of the United States Dollar (USD or $1.00) on the base-line-date (BLD) of January 1, 2000. This can be expressed as follows:

                                1.00 MR$ = $1.00

                             on the BLD of 1/1/2000

Thereafter, the fluctuating exchange rate between the MR$ and the USD will be measured by the percentage change in the Consumer Price Index for All Urban Consumers (CPI-U). This can be expressed as follows:

           Where: CPI-U(1) = the reference CPI-U on the BLD, and CPI-U(2) = the current CPI-U

           Then:    1.00 MR$  x  (1 + (CPI-U(2) - CPI-U(1) ))  =  # USD
                                      -----------------------
                                             CPI-U(1)

Inasmuch as it is impossible to know the rate of inflation for the current month, until the data has been properly tabulated by the Bureau of Labor Statistics (BLS); it is necessary to use an earlier CPI-U reference number. Therefore, the Millennium Dollar(TM) will use the CPI-U reference number for October, 1999 for the inflationary adjustment for January, 2000, and so on. (The Treasury Inflation Protection Securities, issued by the U.S. Treasury; use the same inflation index, and the same October reference number for the January inflationary adjustment.) By using this earlier CPI-U reference number, we can then project the daily inflationary adjustment for the upcoming month; which can then be distributed for use in the marketplace.

Phase II:  The Promise-to-Pay

         Utilizing the Millennium Dollar(TM) monetary unit, the Company will then offer and promote the use of this monetary unit over the Internet in the form of a promise-to-pay. The promise-to-pay will be delivered as a secure e-mail addressed to the recipient from the Company. The sender of the MR$ e-mail must first tender


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the appropriate amount of USD to the Company, which will deposit the amount in a trust account with an FDIC-insured bank. In this manner, the customer's funds will not be commingled with the Company's funds, but will be held separate and apart from the Company's funds. These funds will then be invested in U.S. Treasuries and other cash equivalents during Phase II of the Company's development; in such a manner, that any and all requests to convert the MR$ back to USD can be easily met by the Company.

Phase III:  The Private Currency

         The creation of a private currency, as an asset-backed real monetary equivalent; requires an asset that is self-adjusting for inflation and deflation. Historically, countries often used gold to back the issuance of a currency, but there is not enough gold in the world to provide the adequate reserves for even the United States' economy. However, the second-best hedge against inflation has always been improved real estate, which also tends to increase in volume with the growth of a country's population. Therefore, by placing Real Mortgages(TM) that are self-adjusting for inflation and deflation on improved real estate, we have an asset that can be created in substantial quantities. It has been estimated that there are about $6 trillion of mortgages in the United States alone, more than enough to create an asset-backed currency for this country.

         Any such asset-backed private currency, which is directly linked to the U.S. Dollar; should initially enjoy a global market for its usage. In fact, the global tendency, of marketplace participants to prefer payment in USD, is a subtle acknowledgment of the desire for a currency that is real (or constant) in nature. This is simply Gresham's Law, or conversely Adam Smith's invisible hand, taking effect; whereby marketplace participants are serving their own best interests by demanding, and even hoarding, the good currency. More than anything else, this tendency of economic self-preservation will be the driving force behind the marketplace's acceptance of the Millennium Dollar(TM).

         The Company does not predict that the Millennium Dollar(TM) will become a universal currency, despite its initial global appeal. The reason is that inflation and deflation tend to be local phenomena, which are tied to the government's fiat currency. Hence, it is best to create an asset-backed currency in each country, which is then linked to the local currency via the locally accepted inflation index. In fact. the Company has only been granted an exclusive license for the technology to create an asset-backed real monetary equivalent that is linked to the USD. Ultimately, the Company expects the Millennium Dollar(TM) to compete with other asset-backed real monetary equivalents from other countries, if not also with similar financial products here in the United States. The saving grace is the size of the market for such private currencies, which must be measured globally in tens of trillions of dollars over the coming century. (See: The Licensed Technology.)

         Nor does the Company predict that any such asset-backed currency will


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replace the government's fiat currency, since the fiat currency used in the short term, such as an hour, day or week, is essentially a real currency; since the impact of inflation on such a short period of time is so minimal. Rather, the introduction of asset-backed currencies will signal the evolution of our monetary systems to a higher level. It will create complex adapting systems, that are capable of making decentralized adjustments over time. In effect, our monetary systems will evolve from three-dimensional systems; whereby fiat currencies do not recognize fluctuations in their purchasing power over the passage of time - which make them ill-equipped to make adjustments; to four-dimensional monetary systems, capable of making adjustments daily, or even hourly, as we move through Einstein's space-time continuum. By using private currencies, which are asset-backed and self-adjusting for inflation and deflation; investment portfolios will automatically adjust for inflationary and deflationary changes; thereby creating sounder financial institutions. Ultimately, this will lead to lower real rates of interest, which will benefit everyone in society.

         The introduction of our monetary unit and private currency is a step-by-step process, which inherently leads to the development of still other real financial instruments. After the Company's management segregates the amount of capital that will be necessary to meet the projected demands for conversion of the MR$ back to the USD, then the remaining funds will be used to fund the origination of Real Mortgages(TM). These mortgages will then be securitized into Real Mortgage-Backed Securities(TM) (RMBS) to back the issuance of the private currency as an asset-backed real monetary equivalent. Then the Company's customers will begin to have the benefits of using Real Mortgages(TM). At the same time, a significant shift occurs, since the securitization process of the RMBS will move this activity off of the Company's balance sheet. This will occur, since new legal entities will be established for this purpose. Such entities will be established as bankruptcy-remote entities, thereby moving their securities to a higher level of security for the benefit of the Company's customers. It will also allow the Company to obtain institutional-quality credit ratings on the issuance of its private currency. The securitization process is expensive, hence, it can only be accomplished in quantities of $50 million or more. As such, the Company will not be able to utilize asset-backed securitization, until such time as the appropriate volume of Millennium Dollar(TM) distribution has been achieved - over-and-above the Company's liquidity requirements for the monetary conversions.

         The Company estimates that it will be able to offer Real Mortgages(TM) at a 5% real rate of return. Assuming nominal fixed-rate mortgages are at 8% over 30 years, then the homeowners would see a reduction in their first year mortgage payment of 27%. Thereafter, the homeowner's Real Mortgage(TM) payment will increase at the rate of inflation in nominal dollars, but will be fixed in Millennium Dollars(TM). This will encourage homeowners to lobby their employers for compensation set in Millennium Dollars(TM). The homeowners' requests will then encourage the employer to begin pricing his company's goods and services in Millennium Dollars(TM), and so on.


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         The RMBS will have two streams of cash flow over time, including the real-interest-only (RIO) stream, and the real-principal-only (RPO) stream. It will be possible to strip these into RIO strips and an RPO strips. The RPO strips can then be stripped again into the nominal-principal-only (NPO) stream and the accrued-interest-only (AIO) stream. In order to create a liquid market for the RMBS, and hence for the Real Mortgages(TM); it will be necessary to create a liquid market for the AIO strips. In effect, the AIO strip will be adjusted up or down by the percentage change in the CPI-U index, such that the purchasing power of the RPO strip remains constant. This makes the RMBS RPO strip capable of fulfilling the Company's monetary contract with the general public, that it will maintain the constant purchasing power of the Millennium Dollar(TM) monetary unit.

         It is expected that the asset-backed real monetary equivalents will be properly registered with the Securities and Exchange Commission as fixed-income securities. It is also expected that the private currency will receive a "AAA" credit rating from the appropriate credit rating agencies. In essence, the Millennium Dollar(TM) monetary unit will evolve to become a private currency, that is 100% backed by assets for the protection of its users. Inasmuch as the assets will be RMBS, secured by Real Mortgages(TM), which are in turn secured by improved real estate; it is believed that the inherent ability of improved real estate to adjust to inflationary and deflationary pressures will flow through to the mortgages and securities to protect the holders of the private currency.

B.       The Monetary Service(s):

         In addition to introducing a new monetary unit and a private currency, the Company will also serve as a monetary transfer agent. Initially, it will function over the Internet to provide for the transfer of the MR$ promise(s)-to-pay, which will be performed via secure e-mail transmissions. It is expected that each such transmission will be accompanied by a certificate, similar in nature to the certificates issued by companies such as VeriSign; for the purpose of authenticating the sender and the recipient of private e-mail.

         Subsequently, as the private currency is developed as an asset-backed real monetary equivalent, the Company will establish itself as a securities transfer agent. This will allow various forms of financial institutions to purchase the private currency to properly back financial products and services that are defined in the Millennium Dollar(TM) monetary unit. As such, the Company envisions that its business will begin by the offering of retail financial products and services to the general public over the Internet; but that its subsequent growth will be as a wholesaler and transfer agent of the private currency to other financial institutions. This will allow these other financial institutions to benefit from the offering of real financial products and services defined in the Millennium Dollar(TM) unit.


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C.       The Exclusive License:

         The introduction by a major country of real financial instruments, which are priced at a margin over the prevailing rate of inflation as measured by an agreed upon inflation index; dates back to 1981, when the Thatcher Administration in Great Britain began to offer government bonds indexed to inflation. Today, there are reportedly 29 countries around the world that have markets for government indexed-bonds. Even the United States Treasury began to offer indexed bonds in January, 1997 with the issuance of Treasury Inflation Protection Securities (TIPS). To date, the U.S. Treasury has issued over $108 billion in TIPS.

The Liquidity Problem

         The issuance of similar financial instruments in the private sector has largely stalled, which is due primarily to the highly illiquid nature of the government indexed bond market(s). Currently, the TIPS are trading at about a 4.00% real yield, despite the fact that the historical real yield on U.S. Treasuries is about 2.10% (according to data from Ibbotsons' Stocks Bonds Bills and Inflation.) Fixed-income instruments in the private sector are typically priced off the U.S. Treasury Index. This means that the extra 190 basis points (or 4.00% - 2.10%) on the TIPS is effectively pricing real financial instruments in the private sector out of the marketplace. (Hence, the issuance of Real Mortgages(TM) would be priced off the TIPS, and so on in other countries.) This is unfortunate, since real financial instruments can offer substantial benefits to both borrowers and investors.

         Real financial instruments are typically structured to compensate the investor in two ways. The real rate of interest (or the fixed margin over the inflation rate) is paid on a cash basis, while the inflationary adjustment is added to the outstanding principal amount. This accruing interest is then paid when the government bond comes to term; or, in the case of mortgages, it is amortized over the remaining life of the instrument. In either case, this accruing interest factor (represented by the AIO strip) is effectively phantom income in the current year. In the United States, the Internal Revenue Service has decreed that the accruing interest is taxable for tax-paying entities on a current basis. This effectively eliminates all tax payers as investors in real financial instruments.

         Ironically, the accruing interest also diminishes the interest of many tax exempt, or tax deferred entities, such as pension funds. Pension funds purchase fixed income instruments in order to meet their obligation to issue timely pension checks to their pensioners. Inasmuch as the accruing interest on real financial instruments diminishes the amount of the current cash distributions, the pension funds would have to purchase a greater amount of real financial instruments to meet their timely obligations. At the same time, the pension fund managers know that they can obtain higher returns in the stock market, which diminishes the appetite of the pension funds for real financial instruments.


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         Finally, if one goes to sell a real financial instrument at mid-term, the buyer is likely to view the accrued interest as being similar to a zero-coupon bond. As such, the new investor will substantially discount the accrued interest. Altogether, these three factors work to make the government indexed-bond market illiquid, thereby driving up the real yields and pricing the private sector out of the market.

         As such, the successful issuance of real financial instruments in the private sector is dependent upon the creation of a liquid market for the AIO strips in both the government and the private sector. Unfortunately, this is more complicated than it appears at first. The complication arises from the fact that each AIO strip, that is stripped off the original certificate; then begins to earn accrued interest itself in subsequent time periods. Hence, the accruing interest on the AIO strips must then be stripped; and so on, until the instrument goes to full term. This creates a geometric progression, whereby the number of strippings can double each payment period.

         Where RMBS are concerned, assuming the underlying mortgages are paid monthly over a 360-month term; the total number of strippings for each initial certificate could reach as high as 5.87 x 10107. In order to give one an idea of just how big this number is: scientists estimate that the total number of electrons, protons and neutrons in the known universe is on the order of 1 x 1079. In essence, the task of creating a liquid market for the accruing interest on real financial instruments appears to be an administrative nightmare.

         Apparently for this reason, no one has created a liquid market for the accruing interest. Nor do institutional investors care to engage in interest-rate swaps. Such swaps are not viable, since no one knows how to price the future stream of accruing interest; for to do so, would require a crystal ball, that could see the fluctuation rate of inflation and deflation over time. To date, Wall Street has not mastered this skill.

The Licensed Technology

         However, Virtualmoney.com has obtained an exclusive license from Real Monetary Systems, Inc. (RMSI) for the use of certain technology for the issuance of an asset-backed real monetary equivalent indexed to the USD. The technology is set forth in an 1,891-page patent application, which was filed with the U.S. Patent and Trademark Office on October 6, 1999. This technology involves a number of processes, which are collectively referred to as the Real Monetization(TM) process. The Real Monetization(TM) process will be carried out by sophisticated financial software (i.e. Real Monetary Software(TM)); which includes a process for implementing the stripping, and then accounting for the respective ownership of the AIO strips over time. This is the critical technology that is required for the successful introduction of real financial instruments into our nominal monetary marketplace.

         Concurrently, RMSI has, or will shortly, issue exclusive licenses to other


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corporations for the use of the Real Monetization(TM) process for (1) the development of the Real Monetary Software(TM), (2) the creation of a liquid market for the TIPS and then (3) for the a liquid market for the origination and securitization of Real Mortgages(TM) in the United States.

         Virtualmoney.com will be working with these other companies to resolve the problems, associated with the introduction of real financial instruments into our current nominal monetary marketplace; by means of applying the Real Monetization(TM) process. Management believes that this will allow for the creation of liquid markets for real financial instruments in both the private and government sector. It is expected that the preferred mode of payment on these real financial instruments will be the Millennium Dollar(TM).


ITEM 2.  PLAN OF OPERATION

A.       Market Factors

The Product

         The Company's mission is to introduce, distribute and circulate a private currency, which will be denominated in a monetary unit (the Millennium Dollar(TM)) that is self-adjusting for inflation and deflation. The Company will begin this effort by offering monetary transfer services in the form of promises-to-pay over the Internet, which are defined in this monetary unit. Subsequently, the Company will begin to issue the private currency, which will eventually be an asset-backed security properly registered with the state and federal securities commissions for public distribution. It is expected that this fixed-income security will accrue a rate of interest equal to the rate of inflation, as evidenced by the underlying assets; which can then be used as an asset-backed real monetary equivalent. It is also expected that the private currency, once fully developed, will receive an institutional-quality credit rating of "AA" or "AAA".

The Market for the Private Currency

         While the monetary unit, the promise-to-pay and private currency will be introduced initially on a retail basis over the Internet, it is expected that the Company will ultimately wholesale its private currency to financial institutions. This will allow such institutions to begin offering a variety of other financial instruments defined in real terms. It is estimated by the Company's managers, that the potential market for a private currency should be roughly proportional to the size of our monetary markets; especially since the use of cash (or the government's fiat currency) is estimated at less than 10% of all financial transactions in the United States. All other transactions are in monetary equivalents, such as checks and credit card transfers; which represent the retail competition and/or wholesale customer base for the Company's private currency.


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         In reality, substantially all other forms of monetary equivalents could be defined in the Company's private currency unit without affecting the issuers' profit margins. In fact, the profit margins for offering real financial products and services defined in Millennium Dollars(TM) will actually be higher, since the Company will eventually redirect its income-sharing program to the institutions offering such products and services. This will create a new profit center for them, which will be in addition to their current profit centers.

         As an example, most banks struggle to earn one percent (1.0%) on their assets, after operating expenses. The Company will be in a position to share 100 basis points (or 1.0%) of the investment income generated by the assets backing the Millennium Dollars(TM) with the banks in return for their offering real monetary products and services to their customers in Millennium Dollars(TM). This will effectively double their return on assets, since they can then charge all of their normal fees and margins on the real financial products and services that they offer. At the same time, the loans they make in Millennium Dollars(TM) will be safer, since they will be self-adjusting for inflation and deflation.

B.       The Company's Commitments

The Monetary Contract

         While the definitive terms of the Company's Monetary Contract with the public are still being worked out, they can be loosely defined as follows:

         The Company will issue promises-to-pay, and eventually a private currency, which will be defined in the Millennium Dollar(TM) monetary unit; and will offer monetary transfer services over the Internet for the distribution and circulation of these instruments. The Company will represent and warrant that all such monetary transfers will be backed by financial assets, which are substantially capable of insuring the constant purchasing power of the Millennium Dollars(TM) so created.

         As such, the Company is committed to meet the demand for Millennium Dollars(TM) at the equivalent nominal dollar conversion price, as determined by the multiplier of one plus the percentage change in the Consumer Price Index for All Urban Consumers from the Base-Line-Date of January 1st, 2000 (utilizing the reference CPI-U index number for October, 1999). Concurrently, the Company shall stand ready to convert any and all Millennium Dollars(TM) back into nominal dollars at the equivalent price, less a reasonable discount to cover the cost of funds dedicated for this service; provided only, that the Company shall be prohibited from paying more for the Millennium Dollars(TM) than the proportional net value of the assets backing them.

         In addition, the Company will escrow the funds necessary to pay the federal income tax due and owing in the United States on the inflationary adjustment of


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the Millennium Dollars(TM), based upon the average marginal tax rate applied to interest income as determined by the Internal Revenue Service. The goal being in all of this to create a private currency unit that substantially holds a constant level of purchasing power over time as measured by the percentage change in the CPI-U from the Base-Line-Date.

         While there may be some price-volatility in the underlying assets during the early development of the Company, management believes that adequate measures can be taken over time to protect the general public. In particular, the inflationary impact of changes in the CPI-U will be reflected monthly, rather than being averaged over a longer time period. This means that we can experience an annual rate of zero inflation in one month, and nine percent inflation the next month; but still average 3.5% inflation over 12 months. This may cause some short-term fluctuations in the assets as they are regularly marked-to-the-market. This will average out over time, thereby minimizing this problem.

         There may be fluctuations estimated to range from three to five percent during the first year or two, which could span one-to-three month periods. For this reason, the Company may be required to increase its discount rate during such periods, so that the ongoing users of the Millennium Dollars(TM) are not punished by any short-term conversions. In addition, the Company will dedicate 25 basis points of the interest earned on the outstanding assets into a sinking fund to cover this potential problem, but this fund may require a few years of operations before it can smooth out the price volatility envisioned. Ultimately, management believes that this problem will be resolved by insurance.

Monetary Services

         The Company will begin its operations by offering the monetary unit, the promises-to-pay and its private currency over the Internet via secure e-mail transmissions. Such transmissions will be accompanied by certificates, such as those offered by VeriSign, for the purpose of authenticating the respective identities of the Company and its customers.

         Any customer wishing to use the Company's monetary services must begin by purchasing a promise to pay defined in Millennium Dollars(TM). This can be done by forwarding the appropriate amount of nominal dollars to the Company in any of several ways, including by credit card transfers, direct deposits or even by paper check via the U.S. Post Office. Once the funds have been verified, the Company will issue a secure e-mail to the specified recipient; effectively announcing that we have money for the recipient.

         The recipient will then have the choice of reserving this Millennium Dollar(TM) amount with the Company for the issuances or other promises to pay, or conversely by requesting the issuance of a check denominated in nominal dollars, which should provide them with usable funds in five to seven days. It is expected


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that most recipients will accept the Millennium Dollars(TM) and open an account, since they will have funds that can be utilized immediately. In addition, they can pass on the cost of the conversion of the Millennium Dollars(TM) back into nominal dollars to the recipient of the monetary transfer. In essence, this means that each monetary transfer defined in Millennium Dollars(TM) is a marketing event for the Company, whereby we may be able to engage a new customer for our monetary products and services.

C.       Operational Requirements

Software Systems

         The software development required by the Company will include (a) Web site development, (b) the development of secure monetary transfers via e-mail,
(c) and the development of certain data bases. The databases will be used to track (i) the Millennium Dollar(TM) transfers, and (ii) the Company's common stock ledger. The development of the initial systems is expected to take 60 to 90 days, however the development and/or improvement of such systems is expected to be an ongoing task of the Company.

         In the event that the demand for the Company's products and services outstrips the Company's systems, then it may have to impose a temporary moratorium on the expansion of its services. In essence, the Company will begin with a beta system, which must be perfected over time. The experience, the Company will receive from the early interaction with the public, will be crucial in determining the final development of these software systems. In effect, the Company's users will participate in the development of these systems, by critiquing them on an ongoing basis. Given the speed with which technology is being developed on the Internet, this is becoming the preferred way to do business. In fact, it is recommended in the book entitled: How to Launch a Killer App, published by the Harvard Business School Press.

         The Real Monetization(TM) process, which will be used primarily to create a liquid market for the accruing interest on the real financial instruments, will be carried out by Real Monetary Software(TM). As such, it will not be utilized until the Company begins to invest in the Treasury Inflation Protection Securities and the Real Mortgages(TM). The development of this software has been exclusively licensed by Real Monetary Systems, Inc. to Real Monetary Software, Inc., which will sub-license the software to the Company. The Company has the use of the first generation of this software in the form of a working model, which will be sufficient to meet the Company's needs for approximately two-to-three years. By then, it is expected that Real Monetary Software, Inc. will have completed the next generation of this software. Ultimately, this software is expected to evolve, from specialized software for asset-backed securitization of real financial instruments, to become a real monetary platform for other e-commerce applications.


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D.       The Virtual Corporation

Site Status & Personnel Compensation

         The Company will initially function as a virtual corporation with its Internet location being lodged in one or more computers functioning as servers. The Company currently has no plans to establish a physical office site, although such a site appears to be inevitable with the growth of the Company. Most of the work being performed on the Company's behalf is at the homes and/or offices of the officers, employees and advisors; who are participating in the formation of the Company.

         At this time, the Company has only two full time employees, including Thomas W. Tripp, the Chief Executive Officer/President and Robert E. Nisen the Chief Financial Officer/Treasurer; who currently work out of the CEO's personal residence. In addition, the Company has a number of advisors in a variety of areas such as economics, management, fund raising, software systems &/or computer hardware, education, banking, real estate and psychology. The engagement of services is limited by the Company's limited funding, as such employees and advisors are typically asked to work for restricted stock currently valued at one dollar ($1.00 per share). It is not always possible to engage the desired personnel in this fashion. As such, other arrangements must sometimes be made.

         The CEO's annual compensation is $90,000, and the CFO's compensation is $45,000; prior to the establishment of any annual bonus plan. There will be an exception to this method of compensation, where the engagement of college students may require cash compensation; but where the relative degree of compensation is substantially less than that of the officers and advisors. The Company intends to engage college students whenever feasible in the development of its software systems and Web page development. This is where the best, uncommitted talent resides; but, it is a learning experience for both the college students and the Company. By the very nature of its products and services, Virtualmoney.com will be a learning corporation.

E.       The Marketing Program

Income Sharing

         The Company believes that the offering of a private currency can be very profitable, since the private currency (as well as the promises-to-pay) generate a stream of nominal dollars. These nominal dollars are then invested in fixed-income assets, which will back the Millennium Dollars(TM). As a result, any earned interest income, over-and-above the inflationary adjustment, becomes income for the Company (subject to the income tax due on the inflationary adjustment of the Millennium Dollars(TM)). Inasmuch as the Millennium Dollars(TM) should be substantially backed by real financial instruments, such as the TIPS and Real

Mortgage-Backed Securities; once we have provided the liquidity necessary for the monetary conversions; then the income generated will range from 400 to 500 basis points (4.0% to 5.0%) on the assets. This is huge, since a typical suburban bank may attempt to earn about 250 basis points between its cost of funds and its lending rate.

         This means that the Company is in the position of sharing a portion of this income as an incentive to the users of the Millennium Dollars(TM). For this purpose, the Company has dedicated 100 basis points of this income for an income-sharing program, which may be enacted in any of several ways. The 100 basis points could be shared with financial institutions, based upon their average daily balances of Millennium Dollars(TM). Conversely, the 100 basis points could be allocated to an affinity group as a fund raising project, whereby the affinity group would encourage its membership to open Millennium Dollar(TM) accounts with the Company. However, the most prudent use of this allocation may be to compensate those involved in a viral network marketing program. It is even possible that all three methods could be used simultaneously, provided only that there is no cross-over in the allocation of the 100 basis points. It is also possible that we may begin with the viral network marketing, and then convert to one of the other methods. This could be achieved by the Company eventually purchasing the stream of income-sharing in return for a block of the Company's publicly registered common stock

Viral Network Marketing

         The Company will market its product and services over the Internet by means of viral network marketing. The viral marketing will occur naturally, since every time an e-mail is issued to a non-participating third party it will be a marketing opportunity for the Company to convert this third party to a user. Hence, the payment, of ten bills by one user over the course of one month, may result in ten marketing opportunities.

         In order to provide an incentive to promote the use of the Millennium Dollars(TM), the Company will have an income-sharing program that will allocate 100 basis points (or 1.00%) annually on the outstanding balance of the assets backing the private currency. These funds will be distributed via a network comprised of five levels, based upon the number of new Millennium Dollar(TM) accounts that are opened on each level. (This program will deal exclusively with the development of accounts for the promise-to-pay operations, and will not apply to the later distribution of the asset-backed real monetary equivalent; which will typically be wholesaled to financial institutions by Company officers and/or broker/dealers.)

The Stock Swap

         Inasmuch as the long-term goal of the Company is to reduce the real rate of interest on real financial instruments over time, the Company will reserve the right to purchase the income-sharing stream in return for ten percent of the Company's stock; subject to the proper registration of said stock in advance with the state and federal securities commissions. It is the Company's belief that the swap of the income-sharing stream for stock will be in the best interests of all parties. For an example demonstrating how such a stock swap might occur, please see:
Projecting the Stock Swap at One Billion Millennium Dollars(TM) in Circulation The Company may also elect to complete the stock swap in stages, each time the volume of Millennium Dollars(TM) hits a new level.

         The details of the stock swap are still being determined, subject to the approval of the Company's legal counsel and the Board of Directors. (As an alternative solution, the Company may also establish a declining level of income-sharing over time; which would be tied to the decline in the real rate on the Real Mortgages(TM) being funded.) The stock swap would enhance the capitalized value of the Company, since the converted income stream should initially increase the Company's earnings before taxes. In fact, the Company's goal is to earn 100 basis points on the outstanding assets, before taxes; which is equivalent to the 100 basis points set aside for the income-sharing program. Hence, the total conversion of the income-sharing stream could effectively double the Company's earnings before taxes. This should make up for any dilution, the stock swap may cause, to existing shareholders.

         (The Real Mortgages(TM) will be originated and securitized by the Real Mortgage Corporation, which will have an exclusive license from Real Monetary Systems, inc. for this purpose. The Company will initially establish the real rate of interest on the Real Mortgages(TM), and resulting RMBS; since the Company will be creating the market for them by using them to back the Millennium Dollars(TM). In addition, please note that Thomas W. Tripp is the founder of, and that he and his family hold a majority ownership in, each of these affiliated companies. Tripp was also the inventor, who originally applied for the pending patent, which sets forth the Real Monetization(TM) process(es). Tripp has assigned this pending patent to Real Monetary Systems, Inc. in return for its financial support.)

F.       Financial Factors

Revenues

         It is expected that Company revenues will commence with the first sale of promises-to-pay, which are defined in the Millennium Dollar(TM) unit. The revenues will be predominantly the nominal dollar funds received for the Company's issuance of the promises-to-pay. It is expected that revenues may begin slowly. However, it is not uncommon for successful Internet companies to begin slowly, but to see their user base double each month. This may actually be advantageous, since it will give the Company more time to upgrade its systems. Nonetheless, the consistent doubling of the user base each month can generate a sizeable company in about 18 months.

         Finally, companies, such as Hot Mail and PayPal, which have benefited by viral marketing by means of the distribution of their e-mails; have demonstrated the ability to grow much faster. The Company's management believes that the Company's revenue growth will initially be driven by the viral marketing, coupled with the incentive created by the network distribution of the income-sharing stream. Subsequently, the Company believes that it will also be a major wholesaler of its Private Currency to other financial institutions, which may then share in the 100 basis points dedicated to the income-sharing program; either directly as part of the program, or indirectly after the program has been terminated.

The Asset-Backing

         The nominal dollar funds received from the Company's users will be deposited in an FDIC-insured bank in a trust account established for this purpose. The funds will not be commingled with the Company's funds. These funds will initially be invested in U.S. Treasury Bills and other cash equivalents, so that any and all demands for the conversion of the Millennium Dollars(TM) to nominal dollars can be properly met on a timely basis.

         Inasmuch as short-term Treasuries are being rolled over via a Treasury Bill ladder, they are effectively self-adjusting for inflation over time. At this time, the average annual yield on short-term Treasuries (30 to 90 days) is sufficient to cover the inflationary adjustment, the estimated tax on the inflationary adjustment with a small balance for operational expenses. As an example, a 30-60-90 day Treasury Bill ladder established on May 8, 2000 would appear as follows:

                              Treasury Bill Ladder:

                        Maturity     Days to
                        Date:        Maturity:     Yield:

                        6/8/2000     31            5.38%

                        7/6/2000     59            5.69%

                        8/10/2000    94            6.04%
                                                  ------

                                       Total:     17.11%

                                       Average:    5.70%

         As the first tranche of Treasury Bills (i.e. the 6/8/2000 T. Bills) are paid off, then the recaptured funds would be reinvested in 90 day Treasury Bills, and so on. Over time, this will increase the yield on the portfolio, since the longer-term Treasury Bills (i.e. the 8/10/2000 T. Bills) paying a 6.04% yield will replace the shorter term T. Bills paying only 5.38% return, and so on. This should increase the average return on the T. Bill ladder to about 6.00%. However, the Treasury Bill ladder should also provide the Company with a high degree of liquidity with which to meet unexpected levels of monetary conversions.

         As the Company's managers feel that adequate reserves of cash equivalents have been set aside, then a portion of the funds will be invested in Treasury Inflation Protection Securities (TIPS); which may be purchased in one thousand dollar increments at a fixed real margin (or yield) over the rate of inflation as measured by the Consumer Price Index for all Urban Consumers (CPI-U). Inasmuch as the CPI-U will also be used to determine the inflationary adjustments on the Millennium Dollar(TM), it will be possible to lock-in a stream of revenue equal to the real yield on the TIPS purchased. Assuming the TIPS were purchased on May 8, 2000, then the yield may appear as follows:

                    Treasury Inflation Protection Securities
                                                              Accrued
              Rate:      Maturity:     Asked:     *Yield:    Principal

              3.625%     7/02          $99.56     3.831%        1054

                   Estimated Rate of Inflation:   3.697%   (3/99 - 3/00)
                                                  ------

                   Est. Effective Nominal Yield:  7.528%

             *Real yield to maturity on accrued principal.

         By shifting a portion of the funds out of Treasury Bills and into the TIPS, we can begin to increase the total yield on the investment portfolio from the projected 6.00% on a mature Treasury Ladder to about 7.50% on the 26-month TIPS. Perhaps more importantly, we have locked-in a real yield of 3.831% on the TIPS over-and-above the inflationary adjustment that will occur. In other words, we have begun to separate the real-interest-only (RIO) payment stream from the real principal-only (RPO) payment stream. This can be shown as follows:

                                  26-Month TIPS

                                3.831%   RIO Strip

                                3.697%   RPO Strip

                                7.528%   Est. Effective Nominal Return

         This will allow us to substantially fulfill our monetary contract to maintain the constant level of purchasing power for the Millennium Dollar(TM) by dedicating the RPO strip for this purpose. While the Millennium Dollars are jointly backed by both the RPO and RIO Strips, the stream of income generated by the RIO Strip is a residual stream that will be allocated to the Company for as long as the Millennium

Dollars(TM) remain in circulation. This leaves us with the income from the RIO strip as gross revenues for the Company, prior to covering the tax incurred on the inflationary adjustment.

         As more Millennium Dollars(TM) are placed in circulation, then the Company will begin to use a portion of the funds to invest in Real Mortgages(TM). This will begin to extend the benefits available by the use of real financial instruments to the Millennium Dollar(TM) users. It is expected that the Real Mortgages(TM) will initially be offered at a 5.0% real rate of interest. Once again, this will help to increase the overall yield on the investment portfolio. A comparison of the Real Mortgage(TM) versus a traditional nominal fixed-rate mortgage would appear as follows:

                                       Nominal            Real
                                      Mortgage:       Mortgage(TM):

Nominal Fixed-Rate:                     8.0%              N/A

Real Rate:                               N/A             5.0%

Inflationary Adjustment:                 N/A             3.0%
                                                         ----

Effective Nominal Rate:                                  8.0%

Less Inflation:                        -3.0%
                                      ------

Effective Real Rate:                    5.0%

         Initially, the returns on the Real Mortgage(TM) and a nominal fixed-rate mortgage appear to be very similar, but there is a substantial difference. The real rate on the Real Mortgage(TM) floats above inflation, thereby protecting the investor. Conversely, the Real Mortgage(TM) also factors the inflationary premium out of the amortizing rate, since it uses the real rate of interest to amortize the mortgage. This has a major impact on the borrower's payments:

                                       Nominal            Real
                                      Mortgage:       Mortgage(TM):

             Principal Amount:         $100,000         $100,000

             Amortizing Rate:              8.0%             5.0%

             Term in Months:                360              360

             Initial Monthly Payment:   $733.76          $536.82

         This represents a 26.84% reduction in the borrower's first year mortgage payments. Nonetheless, the payment on the nominal mortgage is fixed in nominal dollars, while the payment on the Real Mortgage(TM) will increase with the rate of inflation over time. However, the payments in real, or Millennium Dollars(TM), on the Real Mortgage(TM) would be fixed; or conversely, if the borrower's income keeps up with inflation, then the percentage of income allocated to his or her mortgage payment would be fixed. Ultimately, the Real Mortgages(TM) will be securitized into Real Mortgage-Backed Securities(TM)
(RMBS), which will allow us to create a liquid market for the accruing interest factor. The creation of a market with greater liquidity for real financial instruments should also allow us to force down the real rate of interest over time. By doing so, we should be able to create substantial demand for the Real Mortgage(TM), as well as achieving a highly competitive position in the marketplace.

         Finally, a portion of the funds used to purchase the Millennium Dollars(TM) will also be set aside in a cash account for the purpose of converting the Millennium Dollars(TM) back into nominal dollars on demand. The cost of setting aside this amount of cash will be recovered by the Company offering to redeem the promises-to-pay, defined in Millennium Dollars(TM), at a small discount. Assuming the discount is one percent (1.0%), and assuming that the funds allocated for this purpose are turned over on a monthly basis; then the Company will earn 12.0% on this portion of the funds.

         Taken altogether, the sources of corporate income and the projected budget for operations would appear as follows, once all of these investment alternatives have been realized:

                   Sources of Corporate Income Generated from
                     Investing the Proceeds of the MR$ Sales

            Asset                    Percent       Estimated
         Investment:                of Funds:        Return:            Total:

         Treasury Bills:               10%      x      6.0%      =       .600%

         *TIPS:                        15%      x      7.0%      =      1.125%

         *RMBS                         50%      x      7.5%      =      3.750%

         Cash:                         25%      x     12.0%      =      3.000%
                                                                       -------

            (for MR$ Conversions)

             *After securitization expenses.              Total:        8.475%

                                 Less the MR$ Inflationary Adjustment - 3.687%
                                                                        ------

                                    Available for Corporate Income:     4.788%

                  Budget for Corporate Operations - Allocation
                 Based Upon the Percentage Return on Investments

                  Income/Obligation:                 Allocation:       Total:

         Income:                                                       4.788%

         Expenses:

              Est. Tax on Inflationary

                  *Adjustment at 21% MTB:             -  .980%

              Sinking Fund for

                  Price Volatility:                   -  .250%

              Income Sharing:                         - 1.000%

              Operations:                             - 1.558%         3.788%
                                                                       ------

         Earnings Before Taxes:                                        1.000%

         Corporate Taxes:                              - .400%

         Earnings After Taxes:                                          .600%

         *Actually, 26.582% including tax at 21% on the income used to pay the tax.


ITEM 3. DESCRIPTION OF PROPERTY

         None

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         There are presently 3,849,133 shares of the company's common shares outstanding. The following table sets forth the information as to the ownership of each person who, as of this date, owns of record, or is known by the company to own beneficially, more than five per cent of the company's common stock, and the officers and directors of the company.

                                    Shares of                    Percent of
Name                             Common Stock                     ownership
--------------------------------------------------------------------------------

Thomas W. Tripp                     1,798,208                           48%
15300 37th Avenue North
Plymouth, Minnesota

Real Monetary Systems, Inc.          919,242                            25%
15300 37th Avenue North
Plymouth, Minnesota

Marcia Tripp, Trustee                819,928                            22%
19080 Broadmoore Drive
Eden Prairie, Minnesota

Robert E. Nisen                       40,980                             1%
P.O. Box 430
Biwabik, Minnesota

Michael W. NcNeely                    12,800                             1%
14676 77th Place N.
Maple Grove, Minnesota

Constance Stack                        5,000                             1%
2740 Overlook Ave. N.
Bloomington, Minnesota

Reese L. Doffing                       5,000                             1%
4670 222md Street E.
Hampton, Minnesota

Richard L. Parry                       5,000                             1%
5916 Amy Drive
Edina, Minnesota

Ken K. Lee                             5,700                             1%
6677 Cherokee Trail W.
Eden Prairie, Minnesota

Bonnie L. Norsted-Meitzner             5,000                             1%
199 Coon Rapids Blvd
Coon Rapids, Minnesota

Kathryn Newby                          5,000                             1%
3551 Owasso Street
Shoreview, Minnesota

Directors and Officers             1,842,508                            49%
as a group

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The executive officers and directors of the company, with a brief description are as follows:


Name                                Age              Position
----                                ---              --------

Thomas W. Tripp                     51               President, Director

Robert E. Niesen                    63               CFO, Secretary, Director

Michael W. McNeely                  51               Director

Constance Stack                     51               Director

Reese L. Doffing                    50               Director

Richard L. Parry                    65               Director

Ken K. Lee                          38               Director

Bonnie L. Norsted-Meitzner          51               Director

Kathryn Newby                       39               Director

         Thomas W. Tripp, Mr. Tripp is the President and a Director of the Company. He was the founder and President of Real Mortgage Corporation in 1992, and remains its President. Mr. Tripp has a BA in Economics from Harvard University.

         Robert E. Nisen, Mr. Nisen is CFO, Secretary and a Director. He was the President of Biwabik State Bank until 1988. Since that time he has been a financial and accounting consultant and a part time loan broker for Citizens Mortgage, Inc. He has a BA in Business and Economics from the University of Minnesota Duluth.

         Michael W. McNeely, Mr. McNeely is a Director. Mr. NcNeely is a realtor, and has been since 1977; he is a partner licensed with Counselor Realty.

         Constance Stack, Ms Stack is a Director. Ms Stack has a BS in Adult Learning from Metropolitan State University, a MS in Community Health Education from

Mankato State University and a Diploma in Nursing from Augsburg College. From 1991 to the present she has been Faculty Program Coordinator, Minnesota State Colleges and Universities Center for Teaching and Learning.

         Reese L. Doffing, Mr. Doffing is a Director. Mr. Doffing has a BS from St. John's University. He was Chief Executive Officer of Community Bankers Service Corporation from 1992 to 1998, Senior Vice President of Independent Community Bankers of Minnesota from 1979 to 1998, and at present is Account Executive, Heartland Payment Systems Community Banking Program.

         Richard L. Parry, Mr. Parry is a Director. Mr. Parry has a AB from Dartmouth College, an MBA from Kent State University and a PhD from Ohio State University. From 1989 to the present he has been a consultant to small businesses.

         Ken K. Lee, Mr. Lee is a Director. Mr. Lee has a BS in Computer Engineering from Iowa State University and an MBA from the College of St. Thomas. From 1987 to the present he has been COO of Bluewater Information Convergence, Inc.

         Bonnie L. Norsted-Meitzner, Ms Norsted-Meitzner is a Director. She has a BA from Metropolitan State University and a Masters in Psychology from St. Mary's College. From 1989 to the present she has been a licensed psychologist at Family Based Therapy Associates.

         Kathryn Newby, Ms Newby is a Director. She was self employed as a business administrator from 1986 to 1996, as a teller at Norwest Bank in 1996, as a registered representative for Workman Securities from 1997 to 1999, and at this time is a registered representative for Investors Capital Corporation.


ITEM 6. EXECUTIVE COMPENSATION

         There are no officers or directors that received compensation in excess of $60,000 or more during the last year.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The Company entered into a license agreement in January, 2000 with Real Monetary Systems, Inc. where it licensed software and technology in exchange for 1,200,000 shares of the common stock of the Company, and other considerations. Thomas W. Tripp is the majority shareholder of both companies. The agreement was made by the boards of directors of both companies, and each company had a separate attorney review the agreement.

ITEM 8. LEGAL PROCEEDINGS

         None

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

         The Company's common stock has not traded at this time.

         There are 105 holders of the common stock of the Company. There have never been any dividends, cash or otherwise, paid on the common shares of the Company.


ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

         Name                       Date           Shares          Cost

REN Corporation                     1/00           12,500          $12,500
Russell Wivell                      1/00           10,000          $10,000
Greg and Lora Reid                  1/00           20,000          $20,000
Patrick and Kathleen McCardle       6/00           20,000          $20,000
Michael and Carole Baker            6/00           15,000          $15,000
Russell Wivell                      6/00           13,000          $13,000
Roger Bielke                        6/00           50,000          $50,000
Kathyrn Newby                       6/00            1,133           $1,133

         The registrant believes that all transactions were transactions not involving any public offering within the meaning of Section 4(2) of the Securities Act of 1933, since (a) each of the transactions involved the offering of such securities to a substantially limited number of persons; (b) each person took the securities as an investment for his own account and not with a view to distribution; (c) each person had access to information equivalent to that which would be included in a registration statement on the applicable form under the Act; (d) each person had knowledge and experience in business and financial matters to understand the merits and risk of the investment; therefore no registration statement need be in effect prior to such issuances.


ITEM 11. DESCRIPTION OF SECURITIES

         The company has authorized 10,000,000 shares of common stock, no par value. Each holder of common stock has one vote per share on all matters voted upon by the shareholders. Such voting rights are noncumulative so that shareholders holding more than 50% of the outstanding shares of common stock are able to elect all members of the Board of Directors. There are no preemptive rights or other rights of subscription.

         Each share of common stock is entitled to participate equally in dividends as and when declared by the Board of Directors of the company out of funds legally available, and is entitled to participate equally in the distribution of assets in the event of liquidation. All shares, when issued and fully paid, are nonassessable and are not subject to redemption or conversion and have no conversion rights.

         Risk Factor - Penny Stock Regulation. Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stock generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If the Company's securities become subject to the penny stock rules, investors in this offering may find it more difficult to sell their securities.


ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Minnesota Statutes, contain an extensive indemnification provision which requires mandatory indemnification by a corporation of any officer, director and affiliated person who was or is a party, or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a member, director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a member, director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, and against judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted, or failed to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In some instances a court must approve such indemnification.

ITEM 13. FINANCIAL STATEMENTS

         Please see the attached Financial Statements.


ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         None.

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

         (a) Please see the attached Financial Statements

         (b) Exhibits:

                  3. Articles of Incorporation and bylaws

                               VIRTUALMONEY, INC.
                             (A Development Company)

                              FINANCIAL STATEMENTS

                   PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

Independent Auditors' Report.................................................1


Financial Statements:

  Balance Sheet..............................................................2

  Statement of Operations....................................................3

  Statement of Stockholders' Equity..........................................4

  Statement of Cash Flows....................................................5

  Notes to Financial Statements..............................................6

                      CALLAHAN, JOHNSTON & ASSOCIATES, LLC
                  CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT



To The Board of Directors and
  Stockholders of Virtualmoney, Inc.
  (A Development Stage Company)
Plymouth, Minnesota

We have audited the accompanying balance sheet of Virtualmoney, Inc. (d/b/a Virtualmoney.com) as of April 30, 2000, and the related statements of operations, stockholders' equity, and cash flows for the period from January 10, 2000 (inception), to April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virtualmoney, Inc. as of April 30, 2000, and the results of its operations and its cash flows for the period from January 10, 2000 (inception), to April 30, 2000, in conformity with generally accepted accounting principles.

As described in Note 2 to the financial statements, the ultimate recoverability of investments in the development stage and patent costs is dependent on future profitable operations, which presently cannot be determined.

/s/ Callahan, Johnston & Associates, LLC

CALLAHAN, JOHNSTON & ASSOCIATES, LLC
Minneapolis, Minnesota
May 18, 2000


--------------------------------------------------------------------------------
              7850 METRO PARKWAY, SUITE 207, MINNEAPOLIS, MN 55425
                 TELEPHONE: (952)858-7207     FAX: (952)858-7202
                        EMAIL: callahan_johnston@msn.com

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                 APRIL 30, 2000

                      ASSETS
                      ------
Current assets:
    Cash                                                              $   17,394
    Notes receivable - related party                                       1,018
    Prepaid expenses:
      Legal retainer                                                       4,000
      Directors fees                                                      17,500
                                                                      ----------

                Total current assets                                      39,912
                                                                      ----------

Furniture and equipment                                                      430
Less accumulated depreciation                                                 22
                                                                      ----------

                Net fixed assets                                             408
                                                                      ----------

Other assets:
    Investment - related party                                             7,000
    Organization costs, net of accumulated
      amortization of $25                                                    478
    License agreement, net of
      accumulated amortization of $10,000                                590,000
                                                                      ----------

                Total other assets                                       597,478
                                                                      ----------

----------------------------------------------------------------------------------

                Total assets                                          $  637,798
                                                                      ==========
----------------------------------------------------------------------------------

    LIABILITIES AND STOCKHOLDERS' EQUITY
    ------------------------------------

Liabilities                                                           $       --
                                                                      ----------

Stockholders' equity:
    Common stock, no par value; authorized
      8,000,000 shares, issued: 3,750,000                                690,477
    Deficit accumulated during the
      development stage                                                  (52,679)
                                                                      ----------

                Total stockholders' equity                               637,798
                                                                      ----------

----------------------------------------------------------------------------------

                Total liabilities and stockholders' equity            $  637,798
                                                                      ==========
----------------------------------------------------------------------------------


                 The accompanying notes are an integral part of
                           these financial statements.

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                PERIOD FROM DATE OF INCEPTION (JANUARY 10, 2000)
                             THROUGH APRIL 30, 2000


Revenues                                                              $        --
                                                                      -----------
Expense:
  Amortization                                                             10,025
    Depreciation                                                               22
  Office and administrative                                                 2,019
  Professional and consulting fees                                         36,460
  Rent                                                                      3,129
  Telephone                                                                    71
    Travel and entertainment                                                1,058
                                                                      -----------

                Total expense                                             (52,784)
                                                                      -----------

Net loss before other income                                              (52,784)

Other income:
    Interest income                                                           105
                                                                      -----------

Net loss                                                              $   (52,679)
                                                                      ===========

Basic earnings (loss) per share                                       $      (.02)
                                                                      ===========

Weighted average number of shares outstanding                           3,208,401
                                                                      ===========


                 The accompanying notes are an integral part of
                           these financial statements.

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                            Common Stock           Deficit
                                                     ------------------------      During
                                                      Number of                  Development
                                                       Shares         Amount        Stage           Total
                                                     ----------    ----------    -----------     ----------
Issuance of founders stock,
   January 14, 2000                                   2,403,000    $       --     $       --     $       --

Issuance of stock at $1 per share
   in January and February 2000,
   net of issuance costs of $4,273                       42,500        38,227             --         38,227

Issuance of stock for services and
   future services, at $.50 per share
   January through April 2000                           104,500        52,250             --         52,250

Issuance of stock for license
   agreement at $.50 per share                        1,200,000       600,000             --        600,000

Loss January 10, 2000 to April 30, 2000                      --            --        (52,679)       (52,679)
                                                     ----------    ----------     ----------     ----------

                                                      3,750,000    $  690,477     $  (52,679)    $  637,798
                                                     ==========    ==========     ==========     ==========


                 The accompanying notes are an integral part of
                           these financial statements.

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                           Increase (Decrease) in Cash

                PERIOD FROM DATE OF INCEPTION (JANUARY 10, 2000)
                             THROUGH APRIL 30, 2000

Cash flows from operating activities:
    Net loss                                                            $  (52,679)
      Adjustments to reconcile net loss to cash flows from
        operating activities:
          Depreciation                                                          22
          Amortization                                                      10,025
          Stock issued for services                                         34,750
          Notes receivable - related party                                  (1,018)
          Prepaid expenses                                                  (4,000)
                                                                        ----------
                Net cash flows from operating activities                   (12,900)
                                                                        ----------

Cash flows from investing activities:
    Purchases of furniture and equipment                                      (430)
    Incurrence of organization costs                                          (503)
    Purchase of investment - related party                                  (7,000)
                                                                        ----------
Net cash flows from investing activities                                    (7,933)
                                                                        ----------

Cash flows from financing activities:
    Proceeds from common stock                                              38,227
                                                                        ----------

Increase in cash                                                            17,394

Cash - beginning of period                                                      --
                                                                        ----------

Cash - end of period                                                    $   17,394
                                                                        ==========


                 The accompanying notes are an integral part of
                           these financial statements.

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


1. Summary of Significant Accounting Policies and
        Other Information

        Company

        Virtualmoney, Inc. (d/b/a Virtualmoney.com) was formed under the laws of the State of Minnesota on January 10, 2000. The Company has obtained an exclusive license to use the Real Monetization(TM) process for the purpose of issuing an asset-backed real monetary equivalent (the Millennium Dollar(TM)) that is defined in terms of the United States Dollar ($1.00 or USD). Specifically, the Millennium Dollar(TM) will be defined as equaling the purchasing power of the USD on the base line date of January 1, 2000, using the Consumer Price Index for All Urban Consumers (CPI-U) Reference Number for October 1999. As such, the Millennium Dollar(TM) will fluctuate with inflation and deflation over time, as measured by the percentage change in the CPI-U. The Company will stand ready to repurchase the Millennium Dollars(TM) at a price sufficient to cover the expense incurred in providing this liquidity. In addition, the Company will initiate and maintain monetary transfer services over the Internet, composed of secured e-mail transmissions, such that users of the Millennium Dollar(TM) will be able to use it as a virtual currency.

        Furniture and Equipment

        Furniture and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of five years. Expenditures for maintenance and repairs are charged to operations when incurred. Deduction is made for retirements resulting from renewals or betterments.

        Depreciation expense was $22 from inception to date


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


1. Summary of Significant Accounting Policies and
        Other Information (Continued)

        Intangible Assets

        Organization costs are carried at cost and are being amortized over sixty months using the straight-line method.

        An intangible asset was recorded at the fair value of the common stock issued to enter into the Millennium Dollar(TM) license agreement. This intangible asset is being amortized over ten years using the straight-line method.

        Stock-Based Consideration

        The Company has applied the fair value-based method of accounting for employee and nonemployee stock-based consideration and/or compensation in accordance with FASB Statement 123.

        Income Taxes

        The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

        The Company's net operating loss carryforward is fully allowed for at April 30, 2000. See Note 5.


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


1. Summary of Significant Accounting Policies and
        Other Information (Continued)

        Concentrations, Risks and Uncertainties

             Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

             Notes Receivable - Related Party

             Notes receivable - related party consists of amounts advanced to Real Monetary Systems, Inc., a related party through shared management and licenses of the Millennium Dollar~. These amounts bear interest at 8%, are unsecured, and due on demand. The Company feels all amounts are collectible. While the ultimate amount collectible may differ, management believes that any collection loss will not have a material impact on the Company's financial position. Due to uncertainties in the collection process, however, it is at least reasonably possible that management's estimate of the collectibility will change during the next year. That amount cannot be estimated.

             Investment - Related Party

             At April 30, 2000, the Company owned 3,500 shares of common stock with a historical cost of $7,000. Although the market value is not readily determinable, management believes the fair value of this investment is equal to its carrying value, see Note 3.


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


1. Summary of Significant Accounting Policies and
         Other Information (Continued)

         Concentrations, Risks and Uncertainties

             Long-Lives Assets

             In accordance with SFAS 121, Accounting For The Impairment Of Long-Lived Assets And For Long-Lived Assets To Be Disposed Of, the Company reviews its long-lived assets and intangibles related to those assets periodically to determine potential impairment by comparing the carrying value of the long-lived assets outstanding with estimated future cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future cash flows be less than the carrying value, the Company would recognize an impairment loss. An impairment loss would be measured by comparing the amount by which the carrying value exceeds the fair value of the long-lived assets and intangibles. To date, management has determined that no impairment of long-lived assets exists.

         Earnings Per Share

         The Company has implemented FASB 128: Earnings Per Share. FASB 128 replaces the presentation of primary EPS with basic EPS. Basic EPS excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding for the year.

         Diluted EPS reflects the potential dilution from stock options and warrants and is computed using the treasury stock method. Under the treasury stock method stock options are assumed to have been exercised at the beginning of the period if the exercise price exceeds the average market price during the period. Stock options and warrants are excluded in the EPS calculation due to their antidulitive effect.

         Weighted-average shares for basic EPS
           inception (January 10, 2000) to April 30, 2000        3,208,401
                                                                 =========



2. Development Stage Company

         From inception to April 30, 2000, the Company is deemed to be in the development stage. To date the Company has devoted the majority of its efforts to: raising capital; entering into the Millennium Dollar(TM) license agreement; and researching and articulating the plan of operations for the purpose of introducing the Millennium Dollar(TM) and thereafter for providing monetary transfer and conversion services via the Internet. Planned principal operations have not yet commenced and the first revenues are not anticipated until the fourth quarter.

         The Company is presently attempting to: create the Company's Web Site; formalize an income-sharing program involving viral network marketing for early participants; prepare for the issuance of Millennium Dollar(TM) monetary units in the form of "promises-to-pay" via secure e-mails over the Internet; and preparing the databases required for (a) the ownership and transfer of the Millennium Dollars(TM), (b) the investment of the USD, received in the distribution and utilized for the conversion of the Millennium Dollars(TM), and (c) the ownership and transfer of the Company's common


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


         stock, as well as the ongoing efforts to fund the Company and engage key personnel. Ultimately, the Company feels that it will be able to gain acceptance for the Millennium Dollar(TM), and its monetary transfer services, whereby the Company expects to generate revenues from (a) the investment income earned upon the USD assets, primarily U.S. Treasuries, backing the Millennium Dollar(TM), as well as (b) from the currency spread charged for the conversion of the Millennium Dollar(TM) promises-to-pay back into USD. It is expected that these combined operations will generate net revenues (after the inflationary adjustment, but before operating expenses and income- sharing) of about four percent (4.0%) per annum on the outstanding Millennium Dollars(TM) in circulation. As such, it is expected that the Company can achieve profitable operations and thereby realize assets and settle obligations in the normal course of operations. No estimate can be made of the range of loss that is reasonably possible should the Company be unsuccessful.



3. Related Party Transactions

             Millennium Dollar(TM) License Agreements

             On February 24, 2000, the Company entered into a license agreement with Real Monetary Systems, Inc. (RMSI) for the exclusive rights to sponsor the issuance of an asset-backed real monetary equivalent (the Millennium Dollar(TM)) that is defined in the terms of the United States Dollar ($1.00). As consideration for this license the Company agreed to:

             * Issue RMSI 1,200,000 shares of unregistered common stock in the Company with a fair value at issuance of $600,000, and

             * to pay RMSI a royalty of 7-1/2 basis points (.075%) per annum on the outstanding Millennium Dollar(TM) principal balance; which may be calculated in either Millennium Dollars(TM), or the corresponding accrued nominal value in United States Dollars.

             RMSI has applied for patent protection and will use its best efforts to complete the pending patent application. No warranty has been made regarding the validity of any pending patent rights or claims. The acquired licensed trade secrets are for the use of certain processes, which will be utilized for the introduction and maintenance of an asset-backed real monetary equivalent defined in United States Dollars. Initially, these processes may be carried out by the first generation of Real Monetary Software(TM), which is composed of certain spread sheet files; all of which the Company is authorized to use and amend as needed.


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


3. Related Party Transactions (Continued)

             Millennium Dollar(TM)License Agreements (Continued)

             Nonetheless, the future development of the Real Monetary Software(TM) will be exclusively licensed to Real Monetary Software, Inc. (RMSOFT), subject to a contractual agreement that the use of the Real Monetary Software(TM) must be in conjunction with an exclusive license issued by RMSI with respect to a given type of real financial instrument. The terms and conditions of the Company's use of the stand-alone version of the Real Monetary Software(TM) are still being worked out with RMSOFT, as are the terms and conditions of the license by and between RMSI and RMSOFT. Nonetheless, the granting of the exclusive license by RMSI to develop the Real Monetary Software(TM), will be contingent upon RMSOFT's granting of a license for the software to the Company. One purpose of this licensing structure is to standardize the software, as well as to minimize the development and maintenance costs, which may then be shared by various licensed users over time.

             Furthermore, the software itself is not material, until such time as a sufficient volume of real financial instruments have been issued and outstanding; since the critical function of the software is to assist in the creation of a liquid market for the accruing interest that is inherent in real financial instruments. The Company's license is limited to the use of the technology for the issuance of the Millennium Dollar(TM) as previously defined. Nonetheless, it is expected to have a close working relationship with other companies licensed by RMSI to create: (a) the stand-alone software, (b) the liquid market for the Treasury Inflation Protection Securities and (c) for the liquid market for Real Mortgage-Backed Securities. The Company will begin to generate a market for the products and services of these other companies, as it begins to succeed in the distribution and maintenance of the Millennium Dollar(TM) in the marketplace. Any improvements, made by the Company with respect to the licensed trade secrets and software, shall remain the sole property of RMSI. Hence, any and all improvements, created by individual licensees, may then be distributed to all licensees at the sole discretion of RMSI. Once again, the goal being to standardize the development of the software, thereby creating a coherent real monetary system for the benefit of all Millennium Dollar(TM) users.


                                  (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


3. Related Party Transactions (Continued)

             Prepaid Directors Fees

             The Company issued 35,000 shares of its common stock valued at $17,500 to directors as an advance toward future directors fees. These shares are subject to prorata recall in the event that the director's services to the Company are terminated for any reason.

             Notes Receivable Related Party

             The Company has advanced amounts to Real Monetary Systems, Inc., the licensor of the Millennium Dollar(TM), under two demand, open ended, promissory notes. These notes are unsecured and bear interest at 8% per annum.

             Interest income of $8 has been recognized on these notes from inception to April 30, 2000.

             Investment - Related Party

             The Company's founder and president has granted the Company an option to acquire up to 45,000 shares of Real Monetary Systems, Inc. (RMSI) common stock from him at $2 per share. This option expires February 16, 2001. Through April 30, 2000, the Company had acquired 3,500 shares of RMSI common stock at a historical cost of $7,000. RMSI is a privately held company with limited operations. Although the market value of the investment in RMSI is not readily determinable, management believes it is equal to its carrying value.

             Subsequent to April 30, 2000, the Company has continued to acquire shares in RMSI from its President.

             Office Space

             The Company presently offices in the apartment of its president and largest stockholder under a month-to-month agreement. For


                                   (Continued)

                               VIRTUALMONEY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

               FOR THE PERIOD FROM INCEPTION (JANUARY 10, 2000) TO
                                 APRIL 30, 2000


             use of these offices the Company pays the monthly rental on this apartment of $1,043.

             Rental payments on this apartment from inception to April 30, 2000 totaled $3,129.



4. Supplemental Cash Flow Information

         Cash paid during the year for:
                                                                     Inception
                                                                      To Date
                                                                     ---------

             Interest                                                   $ --
                                                                        ====

             Income taxes                                               $ --
                                                                        ====

         Summary of Non Cash Activity:

         The Company issued 2,403,000 shares of founders' common stock on January 14, 2000 with no stated value.

         The Company issued 104,500 shares of common stock valued at $52,250 toward services rendered and/or services to be rendered to the Company.

         The Company issued 1,200,000 shares of common stock for the Millennium Dollar(TM) license agreement valued at $600,000. See Note 3.



5. Income Taxes

         The Company has fully allowed for its net operating carryforwards as follows:

             Deferred tax asset relating to net operating
               loss carryforwards                                  $ 20,000
             Valuation allowance                                    (20,000)
                                                                   --------

             Deferred tax asset                                    $     --
                                                                   ========

         At April 30, 2000, the Company has carryforwards available to offset future taxable income as follows:

                                                     Federal        State
                                                    ---------     ---------

             2015                                   $  69,000     $  69,000
                                                    =========     =========

                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.


Date: July 7, 2000                     Virtualmoney, Inc.


                                          /s/
                                       -----------------------------------------
                                       Thomas W. Tripp, President, Director


                                          /s/
                                       -----------------------------------------
                                       Robert W. Nisen, CFO, Secretary, Director


                                          /s/
                                       -----------------------------------------
                                       Michael W. McNeely, Director


                                          /s/
                                       -----------------------------------------
                                       Constance Stack, Director


                                          /s/
                                       -----------------------------------------
                                       Reese L. Doffing, Director


                                          /s/
                                       -----------------------------------------
                                       Richard L. Parry, Director


                                          /s/
                                       -----------------------------------------
                                       Ken K. Lee, Director


                                          /s/
                                       -----------------------------------------
                                       Bonnie L. Norsted-Meitzner, Director


                                          /s/
                                       -----------------------------------------
                                       Kathryn Newby, Director